FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 31 , 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Representative Director
Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2007

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, July 31, 2007 – Mitsui & Co., Ltd. announced its consolidated financial results for the Three-month period ended June 30, 2007.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Basic Information on Quarterly Financial Statements

(1) The adoption of compendium method in accounting procedure : None

(2) Changes of accounting principles applied from the previous fiscal year : None

(3) Changes of scope of group companies from the previous fiscal year : Yes

Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 306,             Associated companies accounted for by the equity method : 178

(Reference) March 31, 2007

Consolidated subsidiaries : 315,             Associated companies accounted for by the equity method : 176

2. Consolidated financial results(Unaudited)

(1) Consolidated operating results information for the three-month period ended June 30, 2007

   (from April 1, 2007 to June 30, 2007)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Three–month period ended June 30, 2007	1,337,407	18.0	237,583	195.7	181,033	120.1	3,866,399	3.9
Three–month period ended June 30, 2006	1,133,138	21.5	80,358	12.1	82,253	70.4	3,720,429	7.3
Year ended March 31, 2007	4,880,741		330,140		301,502		15,357,656

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Three–month period ended June 30, 2007	101.37	99.18
Three–month period ended June 30, 2006	47.74	45.10
Year ended March 31, 2007	174.26	165.32

(3) Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	10,218,635	2,364,996	23.1	1,323.17
June 30, 2006	8,958,666	1,705,049	19.0	989.63
March 31, 2007	9,813,312	2,110,279	21.5	1,182.48

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the three-month period represent changes from the corresponding period of the previous year.
2.	Parentheses represent negative figures or decreases.
3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.
4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended June 30, 2006 relating to discontinued operations have been reclassified.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Three-Month Period Ended June 30, 2007

1. Summary of Financial Results for the Three-Month Period Ended June 30, 2007

(1) Operating Results

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted consolidated net income of ¥181.0 billion, an increase of ¥98.7 billion, or up 120.1%, from ¥82.3 billion for the corresponding three month period of the previous year. This significant increase is primarily attributable to substantial one-off gains on sale of securities and divestitures of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited in India, Sakhalin II in Russia; and Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil. Furthermore, the Energy Segment recorded increase in earnings from expanded oil and gas equity production. Other operating segments including the Consumer Service & IT; the Machinery & Infrastructure Projects; the Chemical; and the Iron & Steel Products reported increase in operating results.

(2) Financial Condition

Total assets as of June 30, 2007 were ¥10.2 trillion, an increase of ¥0.4trillion from ¥9.8 trillion as of March 31, 2007. Investments and plant, property and equipment (“PPE”) increased mainly due to various new investments made by the Mineral & Metal Resources, the Energy and the Machinery & Infrastructure Projects segments while the investment balance in the Sakhalin II project decreased in relation to the transfer of the Group’s 50% stake in the project which took place in April 2007. The acquisition of Steel Technologies in the United States also resulted in increases in the PPE as well as the current assets. Shareholders equity as of June 30, 2007 was ¥2.4 trillion as a result of increased retained earnings, and Net Debt-to-Equity Ratio (“Net DER”) as of June, 2007 was 1.26 times, 0.21 times lower than that of March 31, 2007.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the three month period ended June 30, 2007 was ¥238.2 billion, an increase of ¥22.4 billion, or 10.4%, from ¥215.8 billion for the corresponding three month period of the previous year as a result of the followings:

•

The Energy Segment reported major part of the Group’s increase in gross profit, with contribution coming from Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”*) which was acquired in the fourth quarter of the year ended March 31, 2007; and commercial start up in July 2006 at Enfield oil field in Australia. Moreover, this segment recorded increase in earnings reflecting higher production of oil and natural gas.

•

The Mineral & Metal Resources segment reported a decrease in gross profit due to the divestiture of Sesa Goa, while iron ore producing subsidiaries such as Mitsui Iron Ore Development Pty. Ltd. (Australia) recorded an increase in earnings reflecting higher iron ore price.

•	Automotive and other machinery businesses and basic materials such as steel products and chemical products continued to show good performance reflecting favorable market conditions.

•

The Group’s trading operations in energy derivatives, oil products, precious metals and foreign exchange recorded a slight decline from the quite high level results for the corresponding three month period of the previous year mainly due to lower trading activities.

(*)	In March 2007, Mitsui acquired 3% stake in MOECO, formerly an associated company, increasing its voting interest in MOECO to 50.3% and making MOECO a subsidiary of Mitsui.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three month period ended June 30, 2007 were ¥148.0 billion, an increase of ¥7.9 billion, from ¥140.1 billion for the corresponding three month period of the previous year. Personnel expenses increased by ¥2.9 billion from the corresponding three month period of the previous year primarily as a result of acquisitions of subsidiaries at the segments of the Machinery & Infrastructure Projects, the Energy and the Americas. Other expenses also showed similar trends as personnel expenses and increased mainly at newly acquired subsidiaries.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three month period ended June 30, 2007 was ¥1.4 billion, an increase of ¥0.2 billion, from ¥1.2 billion for the corresponding three month period of the previous year. Provisions for the both periods consisted of individually small ones.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three month period ended June 30, 2007 was ¥10.0 billion, an increase of ¥2.7 billion from ¥7.3 billion for the corresponding three month period of the previous year. The interest expense for the Sakhalin II project declined slightly, as a result of the transfer of the Group’s 50% stake and decrease of related interest bearing debt. Mitsui recorded a ¥1.8 billion increase reflecting higher Japanese Yen interest rates, and overseas subsidiaries also reported increase in total due to increased interest bearing debt used to fund investments.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for three month periods ended June 30, 2007 and 2006.

Periodic average of 3 month Libor (%p.a.)

	3 month Period Ended June 30,
	2007	2006
Japanese Yen	0.71	0.26
U.S. Dollar	5.36	5.28

Dividend Income

Dividend income for the three month period ended June 30, 2007 was ¥18.0 billion, an increase of ¥1.5 billion from ¥16.5 billion for the corresponding three month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥5.9 billion, a decrease of ¥2.3 billion over for the corresponding three month period of the previous year. However, these decreases were more than offset by increased dividends in general from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd.

Gain on Sales of Securities

Gain on sales of securities for the three month period ended June 30, 2007 was ¥137.9 billion, a substantial increase of ¥132.7 billion from ¥5.2 billion for the corresponding three month period of the previous year. In April 2007, the Group sold its whole stake in Sesa Goa Limited in India and recorded a ¥93.9 billion gain, moreover, the Group transferred a part of its stake in the Sakhalin II project and sold its whole stake in Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil and recorded the relevant gains. The gains for the corresponding three month period of the previous year were individually small ones.

Loss on Write-Down of Securities

Loss on write-down of securities for the three month periods ended June 30, 2007 was ¥0.8 billion, the same as the corresponding three month period of the previous year. Losses for both periods consisted of individually small amount of losses.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three month periods ended June 30, 2007 was ¥5.5 billion, an increase of ¥5.0 billion from ¥0.5 billion for the corresponding three month period of the previous year. Major gain for the three month period ended June 30, 2007 was reported on sale of aircraft for lease.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three month period ended June 30, 2007 was ¥0 billion, a decrease of ¥0.4 billion from ¥0.4 billion for the corresponding three month period of the previous year.

Other Expense—Net

Other expense—net for the three month period ended June 30, 2007 was ¥1.9 billion, a decline of ¥5.9 billion, from ¥7.8 billion for the corresponding three month period of the previous year. Other expenses for the three month period ended June 30, 2007 consisted of miscellaneous small items. For the corresponding three month period of the previous year Mitsui Bussan House-Techno, Inc. (Japan) recorded estimated restructuring costs including those for future maintenance services due to its decision to withdraw from construction and marketing of home units.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the three month period ended June 30, 2007 was ¥10.0 billion, an increase of ¥3.4 billion from ¥6.6 billion for the corresponding three month period of the previous year. The acquisition of Mitsui Oil Exploration Co., Ltd. in the fourth quarter of the year ended March 31, 2007 was the major factor of the increase erasing the reducing impact related to the divestiture of Sesa Goa Limited.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the three month period ended June 30, 2007 was ¥36.5 billion, almost the same level as ¥36.6 billion for the corresponding three month period of the previous year, as a result of following factors:

•

Earnings decreased at Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil which recorded a one-time gain on issuance of stock by Companhia Vale do Rio Doce in exchange for Caemi Mineraçã o e Metalurgia S.A stock for the corresponding three month period of the previous year; and IPM Eagle LLP (United Kingdom) which recorded a mark-to-market evaluation loss on long-term hedge agreement at its overseas power operation for the three month period ended June 30, 2007.

•	Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mining joint venture, reported almost the same earnings as the corresponding three month period of the previous year.

•

Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company, reported improved earnings. And earning increased in general at non-mineral resources and energy related associated companies including Brazilian gas distribution associated companies.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the three month period ended June 30, 2007 was nil, a decrease from ¥2.9 billion for the corresponding three month period of the previous year. The primary component of discontinued operations for the corresponding three month period of the previous year was Mitalco, Inc. (United States), an aluminum smelting subsidiary, which the Group sold its stake in aluminum smelters and recorded a gain of ¥3.1 billion from the transactions.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the three month period ended June 30, 2007 was ¥15.7 billion, an increase of ¥2.1 billion from ¥13.6 billion for the corresponding three month period of the previous year. The overall firm steel products market conditions continued. High-end products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development recorded solid performance. Furthermore, rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. (Singapore) contributed to the increase in earnings as well.

Operating income for the three month period ended June 30, 2007 was ¥ 7.1 billion, an increase of ¥1.1 billion from ¥6.0 billion for the corresponding three month period of the previous year. The increase in gross profit was partly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥1.2 billion, an increase of ¥0.7 billion from ¥0.5 billion for the corresponding three month period of the previous year. Net income for the three month period ended June 30, 2007 was ¥5.9 billion, a ¥1.5 billion increase from ¥4.4 billion for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended June 30, 2007 was ¥21.0 billion, a decrease of ¥7.5 billion from ¥28.5 billion for the corresponding three month period of the previous year as a result of the following:

•      The divestiture of the Group’s whole stake in Sesa Goa Limited, formerly the Group’s iron ore subsidiary, in April 2007, resulted in a decrease in earnings by ¥7.2 billion, an amount Sesa Goa Limited had contributed for the corresponding three month period of the previous year.

•      Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 rose by 9.5 % from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd.(Australia) increased by ¥1.6 billion and ¥0.8 billion, respectively.

Operating income for the three month period ended June 30, 2007 was ¥ 16.7 billion, a decrease of ¥6.6 billion from ¥23.3 billion for the corresponding three month period of the previous year, due to the above-mentioned decrease in gross profit, while there was a marginal improvement in selling, general administrative expenses, reflecting divestiture of Sesa Goa Limited.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥14.0 billion, a decrease of ¥2.3 billion from ¥16.3 billion for the corresponding three month period of the previous year. Major factors were as follows:

•

Valepar S.A. (Brazil) posted a decrease by ¥1.5 billion, mainly due to a rebound effect from a ¥5.6 billion gain on issuance of stock by Companhia Vale do Rio Doce in exchange for Caemi Mineraçã o e Metalurgia S.A stock for the corresponding three month period of the previous year, while higher iron ore prices supported its earnings.

•	Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded ¥2.7 billion earnings, the same as the corresponding three month period of the previous year supported by firm copper price.

Net income for the three month period ended June 30, 2007 was ¥84.8 billion, a significant increase of ¥54.5 billion from ¥30.3 billion for the corresponding three month period of the previous year. Besides lower operating income and equity in earnings of associated companies, there were following components:

•

For the three month period ended June 30, 2007, this segment recorded a ¥93.9 billion gain on the sale of its whole stake in Sesa Goa Limited. In addition, it also recorded a ¥12.4 billion gain on the sale of shares in Empreendimentos Brasileiros de Mineração S.A.(“EBM”), a Brazilian iron ore company.

•

For the corresponding three month period of the previous year, an aluminum smelting subsidiary Mitalco Inc. (United States) recorded a ¥2.4 billion post-tax gain on the sale of stake in aluminum smelters.

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended June 30, 2007 was ¥30.6 billion, an increase of ¥6.2 billion from ¥24.4 billion for the corresponding three month period of the previous year.

•

In machinery business fields, overseas automotive-related subsidiaries continuously showed steady performance, particularly a motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) reported higher gross profit. Overseas construction machinery subsidiaries stayed firm and there were contributions from newly acquired machine tools subsidiaries.

•	In infrastructure projects business fields, gross profit increased due to expanding operations of rolling stock leasing subsidiaries in Europe and Americas.

Operating income for the three month period ended June 30, 2007 was ¥ 7.3 billion, an increase of ¥2.7 billion from ¥4.6 billion for the corresponding three month period of the previous year. The increase is primarily attributable to the improvement in gross profit and provision for doubtful receivables in infrastructure projects business fields. Operating income of automotive and machined tools related subsidiaries increased in general, while increased gross profit was largely offset by the increases in selling, general and administrative expenses.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥5.2 billion, a decrease of ¥1.2 billion from ¥6.4 billion for the corresponding three month period of the previous year. Equity in earnings of the overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) was ¥0.8 billion as a combined sum, a decrease from ¥3.7 billion for the corresponding three month period of the previous year. This is because IPM Eagle LLP recorded a mark-to-market evaluation loss on long-term hedge agreement at its Australian power producing operation for the three month period ended June 30, 2007. On the other hand, gas distribution business in Brazil reported improved earnings and automotive and construction machinery related business performed strongly as well.

Net income for the three month period ended June 30, 2007 was ¥13.7 billion, an increase of ¥4.0 billion from ¥9.7 billion for the corresponding three month period of the previous year. In addition to the above-mentioned factors, this segment recorded a gain on the sale of aircraft for the three month period ended June 30, 2007.

Chemical Segment

Gross profit was ¥29.2 billion, an increase of ¥3.8 billion from ¥25.4 billion for the corresponding three month period of the previous year. The principal developments in this segment were as follows:

•

In basic petrochemicals fields ranging from basic materials to mid-stream intermediate products, gross profit continued to stay at high level and increased in aggregate, specifically in olefin, from the corresponding three month period of the previous year.

•

Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary due to improvement both in sales volume and market price. And expanded agricultural chemicals transactions contributed improved gross profit.

•

Plastics including IT related parts and components continued to be robust and so was inorganic mineral and raw materials such as salt, titanium oxide and sulfur, reflecting strong demand of those materials especially in Asia.

Operating income for the three month period ended June 30, 2007 was ¥12.5 billion, an increase of ¥3.7 billion from ¥8.8 billion for the corresponding three month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥1.9 billion, an increase of ¥0.6 billion from ¥1.3 billion for the corresponding three month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture company.

Net income for the three month period ended June 30, 2007 was ¥6.6 billion, an increase of ¥2.1 billion from ¥4.5 billion for the corresponding three month period of the previous year, reflecting the above-mentioned developments.

Energy Segment

The crude oil market remained volatile with the Japan Crude Cocktail (JCC) recording the high of US$72 per barrel in September 2006, then dropping back to US$55 per barrel in February 2007, and bouncing back to nearly US$70 per barrel towards June 2007.

Average JCC prices, which have been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, was US$60 per barrel in average for the three month period ended June 30, 2007 compared to US$61 per barrel for the corresponding three month period of the previous year.

Gross profit for the three month period ended June 30, 2007 was ¥49.8 billion, an increase of ¥24.4 billion from ¥25.4 billion for the corresponding three month period of the previous year primarily due to the following:

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (“MOECO”) during the 4th quarter of the year ended March 31, 2007, MOECO, formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest. There was a new contribution from MOECO by ¥18.5 billion in relation to this acquisition of shares.

•	There were new contributions of ¥5.8 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at Enfield oil field in July 2006.

•	Mitsui E&P Middle East B.V. (Netherlands) operating in Oman reported ¥2.8 billion increase reflecting increase in production of oil and natural gas.

•      The price for representative Australian hard coking coal for the year ending March 31, 2008 is quoted as US$92 per ton FOB, decreased by approximately 15%. At the same time soft coking coal prices rose in general by 9%. For the three month period ended June 30, 2007, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) decreased by ¥2.9 billion, reflecting lower sales price and Australian Dollar’s appreciation against U.S. Dollar.

Operating income for the three month period ended June 30, 2007 was ¥38.8 billion, an increase of ¥22.3 billion from ¥16.5 billion for the corresponding three month period of the previous year. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at MOECO.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥10.3 billion, an increase of ¥1.6 billion from ¥8.7 billion for the corresponding three month period of the previous year. The increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, reflecting increased production and Australian Dollar’s appreciation towards Japanese Yen. MOECO, as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥3.2 billion earnings for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2007 was ¥45.7 billion, a significant increase of ¥25.2 billion from ¥20.5 billion for the corresponding three month period of the previous year. Other than the increases in operating income and equity in earnings, there were following factors:

•

In April, this segment transferred 50% of its shares in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gains on sale of the shares. Interest expenses related to the Sakhalin II project decreased slightly as a result of a decrease in interest bearing debt to fund the investment in Sakhalin Energy Investment Company Ltd.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥5.9 billion, a decrease of ¥2.3 billion over the corresponding three month period of the previous year.

Foods & Retail Segment

Gross profit for the three month period ended June 30, 2007 was ¥20.5 billion, an increase of ¥0.6 billion from ¥19.9 billion for the corresponding three month period of the previous year. Under business circumstances where inflation of raw material costs and deflationary pressure on Japanese domestic consumption continued, food raw material business transactions showed firm performance, however, this segment continues to face severe conditions in terms of profitability, particularly for food raw material manufacturing subsidiaries. Accordingly, the segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations.

Operating income for the three month period ended June 30, 2007 was ¥4.0 billion, an increase of ¥0.6 billion from ¥3.4 billion for the corresponding three month period of the previous year. MITSUI FOODS CO., LTD. (Japan) and Mitsui Norin Co., Ltd. (Japan) succeeded in decreasing general, selling and administrative expenses, which resulted in slight improvements in their operating income although their gross profit showed little decline.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥0.3 billion, a ¥0.3 billion decrease from ¥0.6 billion for the corresponding three month period of the previous year.

Reflecting these developments, net income for the three month period ended June 30, 2007 was ¥3.2 billion, an increase of ¥0.5 billion from ¥2.7 billion for the corresponding three month period of the previous year.

Consumer Service & IT Segment

Gross profit for the three month period ended June 30, 2007 was ¥28.0 billion, a decrease of ¥1.2 billion from ¥29.2 billion for the corresponding three month period of the previous year. IT related businesses recorded decreases, mainly in the system integration businesses. In addition, the discontinuation of housing business of Mitsui Bussan House-Techno, Inc. (Japan) during the year ended March 31, 2007 was the main reason for the small decline in gross profit in the consumer service business.

Operating income for the three month period ended June 30, 2007 was ¥3.9 billion, an increase of ¥1.3 billion from ¥2.6 billion for the corresponding three month period of the previous year. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc., outweighed the decline in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥2.0 billion, an increase of ¥0.6 billion from ¥1.4 billion for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2007 was ¥7.7 billion, an increase of ¥5.4 billion from ¥2.3 billion for the corresponding three month period of the previous year. Major reasons other than the above-mentioned factors were as follows:

•	For the corresponding three month period of the previous year, Mitsui Bussan House-Techno, Inc. decided to discontinue housing business and recorded estimated costs.

•	For the three month period ended June 30, 2007, there were gains on sales of shares, including those of Jupiter Telecommunications Co., Ltd., in light of Group’s asset recycling initiatives.

•

For the three month period ended June 30, 2007, in conjunction with the merger of NextCom K.K. and Mitsui Knowledge Industry Co., Ltd., this segment recorded gain from the exchange of shares of these subsidiaries.

Logistics & Financial Markets Segment

Gross profit was ¥12.1 billion, a decrease of ¥5.0 billion from ¥17.1 billion for the corresponding three month period of the previous year. Gross profit decreased at Mitsui, Mitsui & Co. Precious Metals, Inc. (United States) and other commodity trading related subsidiaries, due to less trading activities for the three month period ended June 30, 2007 from the previous year where volatile market conditions provided various opportunities for generating considerably high level of profits.

Reflecting the decrease in gross profit, operating income for the three month period ended June 30, 2007 was ¥4.4 billion, a decrease of ¥ 3.4 billion from ¥7.8 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥0.2 billion, a ¥0.3 billion decrease from ¥0.5 billion for the corresponding three month period of the previous year.

Accordingly, net income for the three month period ended June 30, 2007 was ¥3.5 billion, a decrease of ¥0.6 billion from ¥4.1 billion for the corresponding three month period of the previous year.

Americas Segment

Gross profit for the three month period ended June 30, 2007 was ¥16.9 billion, an increase of ¥1.9 billion from ¥15.0 billion for the corresponding three month period of the previous year. Oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded an increase and Steel Technologies, Inc. (United States), a newly acquired subsidiary, contributed to the increase in gross profit for the three month period ended June 30, 2007.

Operating income for the three month period ended June 30, 2007 was ¥4.7 billion, a decrease of ¥0.4 billion from ¥5.1 billion for the corresponding three month period of the previous year, improvement in gross profit was more than offset by increased selling, general and administrative expenses at Mitsui Co. (U.S.A), Inc. and its subsidiaries.

Equity in earnings of associated companies for the three month period ended June 30, 2007 was ¥1.3 billion, a ¥0.7 billion increase from ¥0.6 billion for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2007 was ¥3.1 billion, a decrease of ¥1.0 billion from ¥4.1 billion for the corresponding three month period of the previous year. In addition to above factors, interest expenses increased by ¥1.3 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from increased interest bearing debt and a rise in U.S. Dollar interest rates.

Europe, the Middle East and Africa Segment

Gross profit for the three month period ended June 30, 2007 was ¥5.7 billion, an increase of ¥0.2 billion from ¥5.5 billion for the corresponding three month period of the previous year, reflecting solid performance of steel products businesses. This segment recorded a ¥0.2 billion operating loss for the three month period ended June 30, 2007, a ¥0.6 billion decline from ¥0.4 billion income for the corresponding three month period of the previous year, reflecting an increase mainly in personnel expenses.

Net income for the three month period ended June 30, 2007 was ¥0.8 billion, a decrease of ¥0.4 billion from ¥1.2 billion for the corresponding three month period of the previous year.

Asia Pacific Segment

Gross profit for the three month period ended June 30, 2007 was ¥7.9 billion, an increase of ¥0.8 billion from ¥7.1 billion for the corresponding three month period of the previous year. Steel products and chemicals transactions showed strong performance.

Operating income for the three month period ended June 30, 2007 was ¥2.0 billion, a decrease of ¥0.6 billion from ¥2.6 billion for the corresponding three month period of the previous year, reflecting increases mainly in personnel expenses.

Net income for the three month period ended June 30, 2007 was ¥5.2 billion, a decrease of ¥0.8 billion from ¥6.0 billion for the corresponding three month period of the previous year. In addition, the segment’s minority interest in Mitsui Coal Holdings Pty. Ltd. (Australia) decreased.

3. Financial Condition

Assets, Liabilities and Shareholders’ Equity

Total assets as of June 30, 2007 were ¥10,218.6 billion, an increase of ¥ 405.3 billion from ¥9,813.3 billion, as of March 31, 2007.

Current assets as of June 30, 2007 were ¥5,279.5 billion, an increase of ¥ 205.7 billion from ¥5,073.8 billion as of March 31, 2007, mainly attributable to increases in cash and cash equivalents resulting from divestitures of Sakhalin Energy Investment Co., Ltd. and Sesa Goa Limited.; and increases in trade receivables and inventories in Americas Segment resulting from the acquisition of Steel Technologies, Inc. (United States).

Total current liabilities as of June 30, 2007 were ¥3,744.9 billion, a decrease of ¥65.3 billion from ¥3,810.2 billion as of March 31, 2007, primarily because of a decrease of combined sum of ¥137.3 billion in short term debt and current maturities of long-term debt at overseas financial subsidiaries and Mitsui, while there were increases in trade payables corresponding to increases in the current assets and accrued expenses for income tax of Mitsui.

As a result, working capital, or current assets minus current liabilities, as of June 30, 2007 was ¥1,534.6 billion, an increase of ¥271.0 billion from ¥1,263.6 billion as of March 31, 2007.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” and “other assets” as of June 30, 2007 totaled ¥4,939.1 billion, a ¥199.6 billion increase from ¥4,739.5 billion as of March 31, 2007, mainly due to the following factors:

•

Total investments and non-current receivables as of June 30, 2007 was ¥3,590.9 billion, a ¥112.1 billion increase from ¥3,478.8 billion as of March 31, 2007. Within this category, investments in and advances to associated companies as of June 30, 2007 was ¥1,367.6 billion, a ¥220.0 billion decrease from ¥1,587.6 billion as of March 31, 2007. Major factors were as follows:

–	As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. As a result of 50% divestiture in April 2007, the remaining balance is transferred to the account of other investments.

–	Major expenditures for the three month period ended June 30, 2007 were investment in Sims Group Limited, an Australian metal recycler, for ¥61.2 billion; additional investment to combine United Kingdom power generating assets with International Power Plc. for ¥22.4 billion; and investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash out flow as following:

–	increases in equity in earnings (before tax effect) of ¥28.1 billion (net of ¥22.9 billion dividends received from associated companies); and

–	a ¥44.7 billion net improvement in foreign exchange translation cumulative adjustments.

Other investments were ¥1,567.6 billion, a ¥328.7 billion increase from ¥1,238.9 billion as of March 31, 2007. Major factors were as below:

–	There were purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion and shares and bonds of Central Finance Co., Ltd. for ¥19.4 billion.

–	There were ¥38.8 billion improvement in net sum of unrealized holding gains and losses on available-for-sale securities.

–	As discussed in investments in and advances to associated companies above, investment in the Sakhalin II project for ¥228.3 billion is newly registered in this account, as a result of 50% divestiture in April 2007.

•	Property and equipment—at cost as of June 30, 2007 was ¥1,051.6 billion, an increase of ¥63.3 billion from ¥988.3 billion as of March 31, 2007. Major components were as the following:

–	the property and equipment of Steel Technologies Inc. for ¥18.8 billion as a result of the acquisition during the three month period ended June 30, 2007;

–	the oil and gas projects of offshore Gulf of Mexico, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥11.0 billion (including effect from foreign exchange translation of ¥6.3 billion); and

–	the iron ore and coal mining projects in Australia for ¥20.5 billion and ¥10.7 billion, including effect from foreign exchange translation of ¥11.7 billion and ¥7.3 billion, respectively.

On the other hand, the property and equipment of Sesa Goa Limited for ¥13.2 billion decreased as a result of the divestiture.

Long-term debt, less current maturities as of June 30, 2007 was ¥3,016.3 billion, an increase of ¥128.8 billion from ¥2,887.5 billion as of March 31, 2007 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui, Mitsui & Co., (U.S.A.), Inc.

Shareholders’ equity as of June 30, 2007 was ¥2,365.0 billion, an increase of ¥254.7 billion from ¥2,110.3 billion as of March 31, 2007, primarily due to the increase in retained earnings by ¥145.6 billion, net improvement in foreign currency translation adjustments by ¥75.5 billion due to stronger U.S. Dollar, Australian Dollar and Brazilian Real against Japanese Yen, and net improvement in unrealized holding gains on available-for-sale securities by ¥25.2 billion.

As a result, shareholders’ equity to total assets ratio as of June 30, 2007 was 23.1%, a 1.6 percentage point improvement from 21.5 % as of March 31, 2007. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of June 30, 2007 was ¥2,975.7 billion, a decrease of ¥122.7 billion from ¥3,098.4 billion as of March 31, 2007. Net debt-to-equity ratio as of June 30, 2007 was 1.26 times, 0.21 point lower from 1.47 times as of March 31, 2007.

Statements of Consolidated Income

(for the three-month period ended June 30, 2007 and 2006)

(Unaudited)

(Millions of Yen)

	Three-month period ended June 30, 2007	Three-month period ended June 30, 2006	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥1,337,407	¥1,133,138	¥204,269	18.0

Cost of Revenues	(1,099,182)	(917,289)	(181,893)

Gross Profit	238,225	215,849	22,376	10.4

Other Expenses (Income) :
Selling, general and administrative	148,012	140,138	7,874
Provision for doubtful receivables	1,389	1,246	143
Interest expense, net of interest income	9,956	7,286	2,670
Dividend income	(17,954)	(16,504)	(1,450)
Gain on sales of securities – net	(137,930)	(5,216)	(132,714)
Loss on write-down of securities	838	810	28
Gain on disposal or sales of property and equipment – net	(5,530)	(479)	(5,051)
Impairment loss of long-lived assets	2	384	(382)
Other expense – net	1,859	7,826	(5,967)

Total other expenses	642	135,491	(134,849)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	237,583	80,358	157,225	195.7

Income Taxes	83,008	30,962	52,046

Income from Continuing Operations before Minority Interests and Equity in Earnings	154,575	49,396	105,179	212.9
Minority Interests in Earnings of Subsidiaries	(10,031)	(6,639)	(3,392)
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)	36,489	36,606	(117)

Income from Continuing Operations	181,033	79,363	101,670	128.1
Income from Discontinued Operations – Net (After Income Tax Effect)	—	2,890	(2,890)

Net Income	¥181,033	¥82,253	¥98,780	120.1

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥181,033	¥82,253	¥98,780

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	25,217	(35,977)	61,194
Foreign currency translation and other adjustments	81,711	5,090	76,621

Changes in equity from nonowner sources	¥287,961	¥51,366	¥236,595

Condensed Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	June 30, 2007	March 31, 2007	Increase/ (Decrease)
Current Assets:
Cash and marketable securities	¥956,845	¥818,293	¥138,552
Trade receivables, less allowance for doubtful receivables	2,940,421	2,886,011	54,410
Inventories	748,178	696,470	51,708
Other current assets	634,065	673,002	(38,937)

Total current assets	5,279,509	5,073,776	205,733

Investments and Non–current Receivables:
Investments in and advances to associated companies and other investments	2,935,263	2,826,424	108,839
Non–current receivables, less allowance for doubtful receivables, and property leased to others	655,644	652,400	3,244

Total investments and other non–current receivables	3,590,907	3,478,824	112,083

Property and Equipment, less Accumulated Depreciation	1,051,647	988,300	63,347

Other Assets	296,572	272,412	24,160

Total	¥10,218,635	¥9,813,312	¥405,323

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short–term debt and current maturities of long–term debt	¥893,316	¥1,030,612	¥(137,296)
Trade payables	2,143,018	2,129,729	13,289
Other current liabilities	708,526	649,861	58,665

Total current liabilities	3,744,860	3,810,202	(65,342)

Long-term Debt, less Current Maturities	3,016,335	2,887,528	128,807

Other Liabilities	864,119	766,616	97,503

Minority Interests	228,325	238,687	(10,362)

Shareholders’ Equity:
Common stock	324,497	323,213	1,284
Capital surplus	419,189	417,900	1,289
Retained earnings:
Appropriated for legal reserve	40,207	39,670	537
Unappropriated	1,217,327	1,072,234	145,093
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available– for–sale securities	284,139	258,922	25,217
Foreign currency translation and other adjustments	83,519	1,808	81,711

Total accumulated other comprehensive loss	367,658	260,730	106,928

Treasury stock, at cost	(3,882)	(3,468)	(414)

Total shareholders’ equity	2,364,996	2,110,279	254,717

Total	¥10,218,635	¥9,813,312	¥405,323

Operating Segment Information

(Unaudited)

Three-month period ended June 30, 2007 (from April 1, 2007 to June 30, 2007)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastracture Projects	Chemicals	Energy	Foods & Retail	Consumer Service and IT	Logistics & Financial Markets
Total Trading Transactions	363,633	415,585	565,630	648,196	466,052	489,202	246,650	36,703
Gross Profit	15,689	20,950	30,648	29,245	49,821	20,509	28,009	12,132
Operating Income (Loss)	7,121	16,725	7,263	12,511	38,804	3,980	3,854	4,364
Equity in Earnings of Associated Companies	1,245	14,002	5,211	1,867	10,278	334	1,980	229
Net Income (Loss)	5,930	84,813	13,659	6,622	45,707	3,191	7,736	3,519
Total Assets at June 30, 2007	690,085	1,085,557	1,712,044	967,128	1,715,669	727,090	732,439	681,534

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	325,060	121,600	186,862	3,865,173	1,229	(3)	3,866,399
Gross Profit	16,944	5,725	7,888	237,560	1,042	(377)	238,225
Operating Income (Loss)	4,717	(231)	2,039	101,147	(762)	(11,561)	88,824
Equity in Earnings of Associated Companies	1,292	52	132	36,622	37	(170)	36,489
Net Income (Loss)	3,077	766	5,232	180,252	2,565	(1,784)	181,033
Total Assets at June 30, 2007	631,666	214,024	284,139	9,441,375	2,887,747	(2,110,487)	10,218,635

Three-month period ended June 30, 2006 (from April 1, 2006 to June 30, 2006) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastracture Projects	Chemicals	Energy	Foods & Retail	Consumer Service and IT	Logistics & Financial Markets
Total Trading Transactions	332,969	336,157	494,020	548,994	568,372	467,383	374,892	50,667
Gross Profit	13,636	28,486	24,429	25,444	25,424	19,874	29,190	17,135
Operating Income (Loss)	5,997	23,346	4,605	8,829	16,462	3,366	2,571	7,785
Equity in Earnings of Associated Companies	528	16,337	6,423	1,287	8,748	609	1,416	516
Net Income (Loss)	4,420	30,330	9,684	4,459	20,517	2,684	2,280	4,087
Total Assets at June 30, 2006	565,594	741,362	1,377,082	854,454	1,455,683	698,847	777,596	791,406

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	284,450	117,585	142,724	3,718,213	2,231	(15)	3,720,429
Gross Profit	14,993	5,462	7,143	211,216	2,013	2,620	215,849
Operating Income (Loss)	5,100	436	2,580	81,077	(778)	(5,834)	74,465
Equity in Earnings of Associated Companies	567	89	152	36,672	33	(99)	36,606
Net Income (Loss)	4,071	1,192	5,987	89,711	2,283	(9,741)	82,253
Total Assets at June 30, 2006	451,997	172,386	289,846	8,176,253	2,832,659	(2,050,246)	8,958,666

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the three-month period ended June 30, 2006 have been reclassified.

The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
6.	Starting from the three-month ended June 30, 2007, “Mineral & Metal Resources” which was formerly disclosed as “Iron & Steel Raw Materials and Non-Ferrous Metals” is disclosed and Coals & Nuclears business which was formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” is transferred to “Energy”. And, “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service and IT” in relation to the change of the composition of the reportable segment. Subsidiaries in Oceania region which were formerly included in “Other Overseas Areas” are transferred to “Asia Pacific” which was formally disclosed as “Asia”, and subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” are transferred to “Europe, the Middle East and Africa” which was formally disclosed as “Europe”.

The operating segment information for the three-month period ended June 30, 2006 has been restated to conform to the current period presentation.